Filed by UBS Group AG and UBS AG Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: UBS AG Registration Statement No. 333-199011

THE FOLLOWING IS THE DEPONENTENSCHREIBEN (U.S. VERSION) FOR THE SUBSEQUENT OFFER PERIOD.

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Public Exchange Offer / ADDITIONAL ACCEPTANCE PERIOD

On deposit as of 25 November 2014

Number/Nominal Security description

REG. SHS UBS AG

ZURICH AND BASLE CHF 0.10

We refer to our letters dated 14 October 2014 and 14 November 2014 concerning the proposal of UBS to establish a new holding company, UBS Group AG, Zurich (“UBS Group”), and the related Public Exchange Offer of UBS Group, currently a wholly owned subsidiary of UBS AG (“UBS”), which is offering to acquire any and all issued UBS shares in exchange for UBS Group shares on the basis of a 1:1 exchange ratio.

As of the expiration of the extended initial acceptance period on 20 November 2014, and based on a preliminary count, a total of 90.40% of all UBS shares issued at the end of the initial acceptance period have been tendered under the Exchange Offer.

Pursuant to the Exchange Offer prospectus, an additional acceptance period of 11 Swiss trading days for the subsequent acceptance of the Offer is available until 10 December 2014. Instructions to exchange shares may not be withdrawn during the additional acceptance period.

This letter is intended to provide an overview of some of the terms of the Offer and how you should proceed should you wish to accept it. You are urged to read the Offer Documents mentioned below.

Assuming that 100% of the UBS shares are tendered, the consummation of the Exchange Offer will, on a consolidated basis, have no material effect on the financial condition of the Group. The Exchange Offer will not involve any change to UBS’s current board of directors and senior management. UBS Group is expected to initiate the delisting of the UBS shares from the SIX Swiss Exchange and the New York Stock Exchange (“NYSE”) as soon as practicable after consummation of the Exchange Offer.

The establishment of a group holding company is intended, along with other measures the Group has already announced, to substantially improve the resolvability of the Group in response to Swiss “too-big-to-fail” requirements and applicable requirements in other countries in which the Group operates. The Group anticipates that these measures will allow the Group to qualify for a capital rebate under the Swiss “too-big-to-fail” requirements. This rebate would result in lower capital requirements for the Group.

As shareholder you have the possibility to tender your UBS shares under the Exchange Offer during the additional acceptance period on the following basis:

Exchange ratio:	1 registered share of UBS Group with a nominal value of CHF 0.10

(SN 24476758)

for

1 existing registered share of UBS with a nominal value of CHF 0.10

Settlement:	Expected on 18 December 2014: Delivery of UBS Group shares for the UBS shares tendered during the additional acceptance period.

Second settlement:	expected on 9 December 2014: Delivery of UBS Group shares for the UBS shares tendered during the extended additional acceptance period.

Tendered shares:	UBS shares held in the SIS settlement system that are validly tendered in the Exchange Offer will be assigned the Swiss Security Number 24770431 and will be traded on a separate trading line at the SIX Swiss Exchange.

UBS Group shares:	The listing and the first day of (regular way) trading of the UBS Group shares on the SIX Swiss Exchange and on the NYSE are expected on 28 November 2014.

SESTA squeeze-out and squeeze-out merger:	UBS Group intends to apply for the cancellation (squeeze-out) of the non-tendered UBS shares pursuant to Art. 33 SESTA if it acquires more than 98% of the total UBS shares in issue in the Exchange Offer or within three months after expiration of the additional acceptance period.

If UBS Group holds between 90% and 98% of the total UBS shares in issue, it expects to merge UBS into a merger subsidiary of UBS Group (squeeze-out merger). UBS Group currently intends that the consideration in the squeeze-out merger will consist exclusively of UBS Group shares at the exchange ratio of 1:1.

Recommendation:	The Board of Directors of UBS recommends that shareholders tender their shares under the Exchange Offer.

Tax consequences:	See the “Material Tax Considerations” section of the Offer Prospectus.

Offer Documents:	Persons resident or physically located in the United States should refer only to the U.S. offer documentation, including UBS Group AG’s registration statement on Form F-4 and the U.S. exchange offer/prospectus (the “Offer Prospectus”), which have been filed with the SEC. These documents may be obtained free of charge from the SEC’s website (www.sec.gov) and from Georgeson, the UBS information agent in the United States. Requests for such copies should be directed to the information agent toll free at +1 (888) 613- 9817 or by email at UBSinfoagent@georgeson.com.

Quotations:	UBS registered share: CHF 16.85 (24 November 2014)

UBS Group registered share: no price available yet

In view of the low number of shares not tendered to date under the Exchange Offer, we shall accept the Offer on your behalf at the expiration of the additional acceptance period and book the shares under the security number 24770431, unless you instruct us otherwise before 8 December 2014, 5 p.m. However, you may also tender your shares for exchange before expiration of the additional acceptance period. Any pending stock exchange orders with limits must be cancelled before the expiration of the additional acceptance period, if your UBS registered shares are to be exchanged for new UBS Group registered shares, or when you give an order to exchange your securities.

Orders already received NOT to accept the exchange offer for your shares will not be taken into consideration in this special case and your shares will be tendered under the Exchange Offer after expiration of the additional acceptance period, unless you again explicitly instruct us not to exchange your shares.

Yours very truly

UBS AG

Public exchange offer / ADDITIONAL ACCEPTANCE PERIOD

Please reply by 8 December 2014, 5.00 p.m.

(Receipt date for orders at UBS)

You hold in safekeeping account for me/us as of 25 November 2014:

Number/Nominal Security description

REG. SHS UBS AG

ZURICH AND BASLE CHF 0.10

With reference to your letter I/we ask you to execute the following instruction:

X	Tender my/our UBS registered shares under the Exchange Offer before expiration of the additional acceptance period.

X	do NOT tender my/our UBS registered shares under the Exchange Offer.

Without your instructions we shall accept the Offer on your behalf at the expiration of the additional acceptance period.

Date:	Signature: